October 31, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Attn:                    H. Roger Schwall, Assistant Director

Division of Corporation Finance

Re:                             NuStar Energy L.P.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013
Forms 10-Q for Fiscal Quarters Ended
March 31, 2013 and June 30, 2013
Filed May 8, 2013 and August 7, 2013
File No. 1-16417

Ladies and Gentlemen:

Set forth below are the responses of NuStar Energy L.P., a Delaware limited partnership (“NuStar,” the “Partnership,” “we,” “us,” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 26, 2013, with respect to the above-referenced filings.

For the Staff’s convenience, we have reiterated your comments from that letter below in bold, italicized typeface:

Form 10-Q for the Fiscal Quarter Ended June 30, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Liquidity and Capital Resources, page 42

Consistent with the terms of your partnership agreement, we note that you distribute all available cash to [y]our unitholders each quarter.  You disclose in your risk factors that you may not be able to generate sufficient cash from operations to enable you to pay distributions at current levels or at all.  In this regard, we note that, using your calculation of distributable cash flow from continuing operations, you have not generated sufficient distributable cash flow to cover your declared distribution for the last 7 fiscal quarters, nor 8 of the last 10 fiscal

Post Office Box 781609 • San Antonio, Texas 78278 • Telephone (210) 918-2000

quarters.  For example, for the three months ended June 30, 2013, we note that you paid a quarterly cash distribution totaling $98 million, but that using your calculation of distributable cash flow, you only generated distributable cash flow from continuing operations of $68 million, or a shortfall of $30 million.  For the fiscal year ended December 31, 2012, we note that you paid distributions totaling $374 million, but using your calculation of distributable cash flow, you only generated distributable cash flow from continuing operations of $251 million, or a shortfall of $123 million.  You appear to have maintained your distribution at $98 million per quarter, or $1.095 per unit, over the past four quarters despite your lack of sufficient distributable cash flow, using your calculation of that measure.

Please explain how you have continued to maintain the same level of distribution and the sources of funds used.  Over the past two fiscal years and through the six months ended June 30, 2013, we note your disclosure that to cover the shortfall in net cash provided by operating activities, you have used proceeds from debt issuance, borrowing under your revolving credit agreement, proceeds from the issuance of common units and asset sales to fund your distributions, capital expenditures, and acquisitions.  If you anticipate generating cash from operations that is insufficient to fund your distribution at current levels as well as fund capital expenditures, please address whether this is a material trend or uncertainty as contemplated by Item 303 of Regulation S-K, and discuss the impact that it could have on your financial condition, results of operations or liquidity in future periods.

Response:

Each quarter, our board of directors (the “Board”) determines the appropriate level of distributions to our unitholders in accordance with the provisions of the Third Amended and Restated Agreement of Limited Partnership of NuStar Energy L.P. (the “Partnership Agreement”).

We use, and your comments referred to, three distinct measures, each with a different purpose and applicability: (i) Available Cash, (ii) DCF and (iii) net cash provided by operating activities.  The Partnership Agreement requires that NuStar distribute “all Available Cash” to our unitholders, and it defines Available Cash as Working Capital Borrowings (defined as cash borrowed under our credit agreement used to fund our distributions and our working capital) plus cash on hand (which is defined to include proceeds from asset sales), net of discretionary reserves set by our Board.  We include our DCF, or distributable cash flow from continuing operations, a non-GAAP financial measure, in our earnings releases and investor presentations, as do the majority of our peer publicly traded partnerships.  DCF is an indicator that investors commonly use in comparing partnership performance. Each time we use DCF in a presentation or press release, we also reconcile our DCF to Net Income, and this reconciliation illustrates each step in our calculation of DCF.   “Net cash provided by operating activities” is a GAAP term included in our financial statements filed with the Commission.

In each quarter during 2011 and 2012 and in each of the first two quarters of 2013, consistent with its past practice and in accordance with the requirements of the Partnership Agreement, the Board declared a distribution to our unitholders of the Available Cash. As noted above, Available Cash includes items that we do not include in our DCF computation, notably borrowings under our credit agreement and proceeds from asset sales.  This distinction between these two definitions is critical: while we did not generate DCF that would have been necessary to maintain our distribution(1), our Available Cash, the term dictated by the Partnership Agreement as the measure applicable in this context, was sufficient to maintain our distribution.

As we disclosed in the Liquidity and Capital Resources section of our Form 10-K and Forms 10-Q, each year we attempt to fund our annual total operating expenses, interest expense, reliability capital expenditures and distribution requirements with our net cash provided by operating activities during that year. During the past two fiscal years, we did not generate sufficient cash from operations to do so.   The shortfalls in cash from operations, relative to our reliability capital requirements and distribution in 2011 and 2012, were primarily attributable to our asphalt and fuels marketing segment.  Our 2011 acquisition of the San Antonio refinery, along with expansion in other aspects of the segment, significantly increased our working capital requirements, which in turn reduced our net cash provided by operating activities during that fiscal year.  In 2012, poor margins in the segment drove our earnings down sharply and again reduced our net cash provided by operating activities below our forecast.

As a result of our continuing evaluation of our performance in 2011 and 2012, in 2012, we embarked on a strategic redirection to, first, focus on our core, fee-based businesses, storage and pipelines, and, second, reduce earnings volatility and working capital requirements stemming from the asphalt and fuels marketing segment.  Since then, we have implemented our first goal through the development of a number of internal growth projects, as well as an acquisition of crude oil pipelines and gathering lines in Texas on December 13, 2012.  We have executed on our second goal through selling a 50% interest in our asphalt business on September 28, 2012, and we then deconsolidated the results of our remaining interest in those operations.  We continued to further our second goal by selling the San Antonio Refinery on January 1, 2013.

While we continue to work to implement our redirection, we believe that the changes to date have begun to yield positive results: for the six months ended June 30, 2013, our net cash provided by operating activities exceeded our reliability capital requirements and our distribution.  We currently expect that we will continue to produce cash from operations in excess of our reliability capital requirements and our distribution, as we will describe in our Form 10-Q for the quarter ended September 30, 2013.

As a result of the changes to our strategy and their expected continued positive effect on our cash from operations, we do not believe that the shortfalls we experienced in 2011 and 2012 constitute a known trend or uncertainty that is reasonably likely to have a material effect on NuStar’s financial condition, results of operations or liquidity in future periods.

If, in the future, unanticipated circumstances arise and we do not perform as we currently expect, and if we then also determine that we expect that those problems will continue, we will reevaluate whether the changes in our expectations would result in a known trend or uncertainty that warrants additional disclosure.

(1)  Please note that, although our DCF was insufficient to cover the distributions made during each of the discrete periods to which you refer, our cumulative DCF for the period since our initial public offering through June 30, 2013 exceeds our cumulative distributions by approximately $90.0 million.

Further, we acknowledge that:

•                  we are responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, please contact the undersigned at (210) 918-2512 or Jorge del Alamo, Vice President and Assistant Controller, at (210) 918-2796.

Very truly yours,

/s/ Amy L. Perry

Amy L. Perry
Vice President, Assistant General Counsel
and Corporate Secretary

cc:                                Kevin Dougherty

Securities and Exchange Commission

Timothy S. Levenberg

Securities and Exchange Commission

Curtis V. Anastasio

President, Chief Executive Officer and Director

NuStar Energy L.P.

Jorge del Alamo

Vice President and Assistant Controller

NuStar Energy L.P.